SUN COMMUNITIES, INC.
Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Amounts in Thousands, Except Ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Pre-tax income (loss) from continuing operations before noncontrolling interests and equity income (loss) from affiliates	$5,537	$(2,485)	$(1,855)	$(4,794)	$(16,775)	$(10,035)
Fixed charges (from below)	54,911	69,196	65,461	62,813	64,192	65,555
Distributions from equity investments	3,250	2,100	500	—	230	1,350
Less:
Capitalized interest	—	—	—	—	—	5
Preferred return to A-1 preferred OP units	1,744	1,222	—	—	—	—

Earnings	$61,954	$67,589	$64,106	$58,019	$47,647	$56,865

Fixed charges
Interest (including amortization of deferred financing costs)	50,644	64,606	62,136	59,432	60,775	61,939
Interest on mandatorily redeemable debt	2,489
Interest capitalized	—	—	—	—	—	5
Estimate of interest within rental expense	35	35	34	33	35	36
Preferred return to A-1 preferred OP units	1,744	4,555	3,291	3,348	3,382	3,575

Fixed charges	$54,911	$69,196	$65,461	$62,813	$64,192	$65,555

Preferred stock dividends	—	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	1.13	0.98	0.98	0.92	0.74	0.87

Additional earnings needed to achieve coverage ratio of 1:1	—	1,607	1,355	4,794	16,545	8,690